

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2014

Via E-mail
Mr. Salvi Rafael Folch Viadero
Chief Financial Officer
Grupo Televisa, S.A.B.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico

      Re: **Grupo Televisa S.A.B.**
               Form 20-F for the Year Ended December 31, 2013, as Amended
               Filed April 29, 2014
               Response dated September 15, 2014
               File No. 001-12610

Dear Mr. Folch:

      We have reviewed your response letter and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2013

Television, pages 52 and 54

1.   Please tell us how you are accounting for the television and cable concessions assets that could revert to the Mexican government upon the expiration, revocation or termination of the concessions. Refer to your basis in the accounting literature including IFRIC 12. In addition, please tell us the residual value of the television and cable concessions assets as of December 31, 2013 and where such assets are classified in your consolidated statements of financial position.

Mr. Salvi Rafael Folch Viadero
Grupo Televisa, S.A.B.
September 30, 2014
Page 2

<u>Item 5. Operating and Financial Review and Prospects, page 63</u>

2.   Please describe the expected consequences of the IFT resolutions determining that you, together with other entities with concessions to provide broadcast television, including some of your subsidiaries, constitute "preponderant economic agents in the broadcasting sector in Mexico" and additionally, Grupo Carso, S.A.B. de C.V. and Grupo Financiero Inbursa, S.A.B. de C.V., along with other entities, constitute preponderant economic agents in the telecommunications sector in Mexico. Describe what your available options are.

You may contact Kathryn Jacobson, Senior Staff Accountant, at 202-551-3365 or Dean Suehiro, Senior Staff Accountant, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney at 202-551-3208 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director